

June 11, 2012

<u>Via E-Mail</u>
Mr. Frank Wood
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, Virginia 24209

> **Re:** **Alpha Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated May 14, 2012**
> **File No. 001-32331**

Dear Mr. Wood:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>(20) Commitments and Contingencies</u>

<u>(d) Legal Proceedings, page 149</u>

1. We note your proposed disclosures in response to comment 4 regarding litigation claims. However, for all of the loss contingencies disclosed here, please note that FASB ASC 450 requires you to disclose the amount or range of reasonably possible losses, as that term is defined. It does not appear that you have provided any quantitative information. Please disclose this information for all unrecognized contingencies independent of qualifying language. If you conclude that you cannot estimate a range of reasonably

possible losses on any of the matters, please <u>explicitly</u> disclose this assertion. Please provide us with proposed disclosure to be included in future Exchange Act filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining